            ON GENER8XION ENTERTAINMENT LETTERHEAD
May 23, 2005

Mr. Joseph Forti
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0305

Re:  Gener8xion Entertainment, Inc.
     Letter of May 4, 2005
     Commission File Number: 000-15382

Dear Mr. Forti:

The following are in response to your above referenced letter we received regarding your review of our April 14, 2005 letter. Our response is numbered to coincide with the number of your comment.

1.   The officers and consultant (there were no other employees) were not serving under employment or other agreements.

2.   We are currently preparing Form 10-QSB for the quarter ended April 30, 2005 and expect to file by the due date. We will revise our disclosures in the
     "Management's Discussion and Analysis or Plan of Operations" section to discuss the matters accounting policies and estimates we consider critical.

3.   Our Form 10-QSB for the quarter ended April 30, 2005 will include appropriate disclosure regarding the source of revenue. Further, required related party disclosures will also be included.

4.   We have acquired the distribution rights of "One Night with the King"
     without any further required investment by the Company. One Night With The
     King, Inc. (the production company) at the time of the purchase of the distribution rights, was twenty days short of completing principal photography. The production company was obligated to complete principal photography, post production, and prints and advertising, and any other costs associated with the completion of the film prior to distribution. The
     Company is not financially obligated in any way to the completion process of the film.

5.   The transaction wherein we issued shares was for the distribution and other rights and the furtherance of the new business with Mr. Crouch as the Chief
     Executive Officer. The employment of Mr. Crouch would not have occurred separately from the acquisition of the rights. Mr. Crouch's employment arrangement provides for appropriate cash compensation for his services.
     The negotiations were based the assets acquired for the shares issued and did not contemplate any issuance of shares for his employment. Accordingly, we believe that our accounting for the transaction is appropriate.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Marilyn Beaubien
Chief Financial Officer